UNITED STATES
SECURITIES AND EXCHANGE COMMISSIOIN

Washington, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILARY PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For  the fiscal year ended December 31, 2008

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

Commission File Number 1-6028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS’
SAVINGS AND PROFIT-SHARING PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087

REQUIRED INFORMATION

Financial statements and schedule for The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-k.

• Financial Statements and Supplemental Schedule

The Lincoln National Life Insurance Company Agents’
Savings and Profit-Sharing Plan
December 31, 2008 and 2007 and for the Three Years
Ended December 31, 2008, 2007, and 2006
with Report of Independent Registered Public Accounting
Firm

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2008 and 2007 and for the
Three Years Ended December 31, 2008, 2007, and 2006

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
March 25, 2009

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments:
Mutual funds (cost – $62,557,165)	$48,171,602	$–
Other collective investment trusts (cost – $26,174,352)	23,063,386	–
Common stock – Lincoln National Corporation
(cost: 2008 – $33,866,772; 2007 – $33,920,977)	21,964,369	47,511,770
Wilmington Trust money market fund	1,003,490	–
Wells Fargo Bank short-term investment account	–	1,564,190
Pooled separate accounts – The Lincoln National Life
Insurance Company Separate Accounts (cost: 2007 –
$91,414,277)	–	133,100,849
Investment contracts – The Lincoln National Life
Insurance Company	29,623,868	14,604,738
Participant loans	3,572,337	3,996,682
Total investments	127,399,052	200,778,229

Accrued interest receivable	118,613	54,904
Cash	14,689	(4,648)
Contributions receivable from participant deferrals	40,306	–
Contributions receivable from Sponsor company	1,161,189	2,212,179
Total assets	128,733,849	203,040,664

Liabilities
Due to broker	12,670	214
Total liabilities	12,670	214
Net assets available for benefits	$128,721,179	$203,040,450

See accompanying notes to the financial statements.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007	2006
Investment income:
Cash dividends	$2,480,552	$1,336,688	$1,431,425
Interest	1,091,696	965,603	907,029
	3,572,248	2,302,291	2,338,454

Net realized gain (loss) on sale and distributions
of investments:
Mutual funds	(2,203,395)	–	–
Other collective investment trusts	(760,263)	–	–
Common Stock – Lincoln National Corporation	(3,553,903)	3,844,371	5,504,007
Pooled separate accounts – The Lincoln National Life
Insurance Company separate accounts	16,379,942	8,568,425	5,920,004
	9,862,381	12,412,796	11,424,011

Net change in unrealized appreciation (depreciation)
of investments	(84,114,674)	(8,070,015)	14,925,196

Contributions:
Participants	7,988,435	8,793,200	7,889,483
Sponsor company	3,653,901	4,661,121	1,960,209
	11,642,336	13,454,321	9,849,692

Transfers to (from) affiliated plans	2,511,221	(36,541)	(204,186)
Deposit from Jefferson-Pilot 401(k) Plan	–	–	14,357,318
Distributions to participants	(17,704,133)	(26,167,088)	(26,009,979)
Administrative expenses	(88,650)	(152,742)	(173,808)

Net increase (decrease) in net assets available for benefits	(74,319,271)	(6,256,978)	26,506,698
Net assets available for benefits at beginning of the year	203,040,450	209,297,428	182,790,730
Net assets available for benefits at end of the year	$128,721,179	$203,040,450	$209,297,428

See accompanying notes to the financial statements.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan (Plan) is a summary only and is qualified in its entirety by the terms and provisions of the Plan document.

The Plan is a contributory, defined contribution plan which covers eligible full-time agents of The Lincoln National Life Insurance Company (Lincoln Life), Lincoln Financial Advisors Corporation, and Lincoln Life & Annuity Company of New York. Lincoln Life is the Plan sponsor. Effective April 3, 2006, Lincoln National Corporation (LNC) acquired Jefferson-Pilot Corporation (Jefferson-Pilot). Jefferson-Pilot sponsored a 401(k) plan for their eligible agents. On May 31, 2006, formal approval was obtained for the transfer to this Plan of assets from the accounts of those agents in the legacy Jefferson-Pilot 401(k) plan. Effective June 1, 2006 the Plan was amended to make legacy Jefferson-Pilot agents eligible to participate in the Plan. This increased the net assets of the Plan by $14.4 million. Effective June 1, 2006, participants were permitted to make pre-tax contributions at a rate of at least 1% but not more than 50% (25% maximum for January 1, 2004 through May 31, 2006) of eligible earnings (9% for highly compensated agents, as defined in the Plan), up to a maximum annual amount as determined under applicable law. The maximum contribution rate for highly compensated agents was increased to 10% as of January 1, 2008. The Plan, although not subject to the Employee Retirement Income Security Act of 1974 (ERISA) is administered in accordance with the provisions of ERISA as a standard and in a manner of “best practices.”

In addition to each participant’s pre-tax contributions, Sponsor matching contributions are provided to the Plan. As of January 1, 2007, the Sponsor matching contribution for eligible participants is equal to 50% of each participant’s pre-tax contributions, not to exceed 6% of eligible earnings per pay period. Prior to January 1, 2007, the Sponsor matching contribution for eligible former Jefferson-Pilot agents was equal to 10% of each participant’s pre-tax contribution, not to exceed 6% of eligible compensation. The investment of these Sponsor matching contributions is directed by the participant. In addition, the Sponsor may contribute an additional discretionary match to eligible participants. The Sponsor discretionary match is an amount determined by the sole discretion of the LNC Board of Directors. One requirement for eligibility is that the participant must be employed on the last day of the year or have died or become disabled during the year. The amount of the Sponsor discretionary matching contribution varies according to whether Lincoln Financial Advisors Corporation has met certain performance-based criteria, as determined by the Compensation Committee of LNC’s Board of Directors.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants’ pre-tax, other contributions and any earnings thereon are fully vested at all times. Sponsor contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested

1	0%
2	50%
3 or more	100%

Participants direct the Plan to invest their contributions, the basic Sponsor matching contributions, and the Sponsor discretionary matching contribution in any combination of the investment options offered under the Plan. For 2008 and 2007, Sponsor discretionary matching contributions are made in cash, and allocated to the investment funds in accordance with the participant’s elections. No discretionary matching contributions were made in 2006.

The Sponsor has the right to discontinue contributions at any time and terminate the Plan in accordance with the provisions of ERISA. In the event of Plan termination, all non-vested amounts allocated to participant accounts would become fully vested.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12 month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Interest income credited was $284,652, $293,769, and $225,353 in 2008, 2007, and 2006, respectively. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service or disability, a participant may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met; in cases of death, the participant’s beneficiary makes that election. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account or other qualified arrangement.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Each participant’s account is credited with the participant’s contributions, Sponsor contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Sponsor contributions.

2. Significant Accounting Policies

Investments Valuation and Income Recognition

As of October 1, 2008, Wilmington Trust (the Trustee) became the new trustee for the Plan. In addition, Lincoln Alliance also assumed responsibility as the recordkeeper for the Plan as of October 1, 2008. Prior to this date Wells Fargo Bank acted as the Plan’s trustee and recordkeeper. As a result of this change, the funds the participants may invest in were changed. At December 31, 2008, the assets of the Plan consisted primarily of mutual funds, collective investment trust funds, investment contracts issued by Lincoln Life, LNC common stock and participant loans. Marketable securities are stated at fair value based on quoted market prices in an active market at the Plan’s year end. The investment in LNC common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The fair value of ownership interest of the collective investment trust funds is established by the trustee based on the quoted redemption values of the underlying investments on the last business day of the Plan year. A money market account is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

Prior to October 1, 2008, the Plan’s assets consisted of LNC common stock, pooled separate account investment contracts underwritten by Lincoln Life, investment contracts underwritten by Lincoln Life, Wells Fargo Bank short-term investment account and participant loans. The Wells Fargo Bank Short-term investment account, which is invested in the common stock fund, is valued at cost, which approximates fair value. The fair value of participation units in the pooled separate accounts estimated by Lincoln Life is based on quoted redemption value of the underlying investments on the last business day of the year. Total amount of assets transferred from Wells Fargo to Wilmington Trust was $162,671,965.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The investment contracts are valued at contract value as estimated by Lincoln Life. As described in Financial Accounting Standards Board (FASB) Staff Position, (FSP), FSP AAG INV-1 and Statement of Position (SOP), SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market quarterly. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed, or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade-date basis.

Interest and dividend income is recorded when earned.

Accounting Estimates and Assumptions

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States that require management to make estimates and assumptions affecting the amounts reported in the financial statements and accompanying notes. Those estimates are inherently subject to change and actual results could differ from those estimates.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Lincoln National Corporation common stock

Lincoln National Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Investment Contracts

These investments are made by the Plan in an Unallocated Group Fixed Annuity Contract which are invested in the general assets of Lincoln Life who guarantees a fixed interest rate. The NAV for the investment contract is $1. The investment contracts are classified within level 3 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Loans to Participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of assets held for investment:

	December 31, 2008				December 31, 2007
	Number of Shares, Units or Par Value	Net Asset Value Per Unit	Fair Value		Number of Shares, Units or Par Value	Net Asset Value Per Unit	Fair Value
Fair values
Mutual funds:
Columbia Acorn Z	459,043.245	$17.710	$8,129,656	*	–	$–	$–
Delaware Conservative Allocation I	113,085.607	7.770	878,675		–	–	–
Delaware Moderate Allocation I	302,589.806	8.010	2,423,744		–	–	–
Delaware Aggressive Allocation I	199,207.873	7.000	1,394,455		–	–	–
Delaware Mid Cap Value I	245,586.608	5.660	1,390,020		–	–	–
Dodge & Cox International Stock	274,568.330	21.900	6,013,046		–	–	–
American Fund Growth Fund of America R-5	422,607.570	20.440	8,638,099	*	–	–	–
Harbor International Growth Institutional	890,942.000	8.110	7,225,540	*	–	–	–
Vanguard Institutional Index	119,468.046	82.540	9,860,893	*	–	–	–
Vanguard Extended Market Index Institutional	92,317.823	24.020	2,217,474		–	–	–
Total mutual funds			48,171,602

Other collective investment trusts
Delaware Large Cap Value Trust	781,119.037	8.780	6,858,225	*	–	–	–
Delaware International Equity Trust	10,413.875	5.460	56,860		–	–	–
Delaware Small Cap Growth Trust	605,693.008	6.850	4,148,997		–	–	–
Delaware Diversified Income Trust	773,847.545	10.550	8,164,092	*	–	–	–
Delaware Large Cap Growth Trust	492,325.027	7.790	3,835,212		–	–	–
Total collective investment trust funds			23,063,386

Common Stock - LNC	1,165,837.000	$18.840	$21,964,369	*	816,073	$58.220	$47,511,770	*

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2008				December 31, 2007
	Number of Shares, Units or Par Value	Net Asset Value Per Unit	Fair Value		Number of Shares, Units or Par Value	Net Asset Value Per Unit	Fair Value

Pooled separate accounts – The Lincoln Life Insurance Company Separate Accounts:
Core Equity Account	–	$–	$–		603,408.454	$17.535	$10,580,767	*
Medium Capitalization Equity Account	–	–	–		558,122.762	17.023	9,500,756
Short-Term Account	–	–	–		2,707,860.831	4.142	11,214,877	*
Government/Corporate Bond Account	–	–	–		502,647.363	9.843	4,947,357
Large Capitalization Equity Account	–	–	–		703,700.685	10.991	7,734,304
Balanced Account	–	–	–		399,671.268	9.426	3,767,261
High Yield Bond Account	–	–	–		842,282.306	4.488	3,780,163
Small Capitalization Equity Account	–	–	–		882,868.835	9.896	8,737,135
Value Equity Account	–	–	–		1,922,453.540	3.122	6,001,708
International Equity Account	–	–	–		941,916.059	12.562	11,832,632	*
Conservative Balanced Account	–	–	–		409,589.675	2.510	1,028,234
Aggressive Balanced Account	–	–	–		608,494.129	2.988	1,817,998
Delaware Growth and Income Account	–	–	–		2,079,971.566	2.138	4,446,147
Scudder VIT Equity 500 Index Account	–	–	–		4,049,051.948	1.268	5,133,793
Fidelity VIP Contrafund	–	–	–		6,414,875.498	1.906	12,229,960	*
Neuberger-Berman AMT Regency Account	–	–	–		1,506,244.982	1.827	2,751,458
Social Awareness Account	–	–	–		1,311,610.737	1.365	1,789,955
American Funds Insurance Series Global Growth	–	–	–		4,869,650.703	1.457	7,094,107
Neuberger-Berman Mid-Cap Growth Account	–	–	–		3,341,287.715	1.702	5,687,874
Scudder VIT Small Cap Index Account	–	–	–		1,781,845.843	1.859	3,313,342
Black Rock Legacy Account	–	–	–		407,813.986	1.899	774,601
American Funds International Account	–	–	–		395,626.878	22.588	8,936,420
Total pooled separate accounts							133,100,849

Contract value (approximates fair value – See footnote 3)
Investment contracts – The Lincoln National Life Insurance Company	29,623,868	1	29,623,868	*	14,604,738.000	–	14,604,738	*

Estimated value
Wilmington Trust Money market fund	1,003,490	1	1,003,490		–	–	–
Wells Fargo Bank short-term
investment account	–	–	–		1,564,190.000	–	1,564,190
Participants loans	3,572,337	–	3,572,337		3,996,682.000	–	3,996,682
Total investments		$–	$127,399,052			$–	$200,778,229

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the end of the plan year.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Net realized gain on sale (loss) and distribution of investments is summarized as follows:

	Year Ended December 31
	2008	2007	2006
Mutual fund accounts
Proceeds from disposition of units	$6,146,376	$–	$–
Cost of units disposed	8,349,771	–	–
Net realized loss on sale and distribution of mutual fund accounts	$(2,203,395)	$–	$–

Collective investment trust funds
Proceeds from disposition of units	$3,682,194	$–	$–
Cost of units disposed	4,442,457	–	–
Net realized loss on sale and distribution of collective investment trust funds	$(760,263)	$–	$–

Common stock
Proceeds from disposition of stock	$4,366,742	$7,729,845	$12,038,077
Cost of stock disposed	7,920,645	3,885,474	6,534,070
Net realized gain (loss) on sale and distribution of common stock	$(3,553,903)	$3,844,371	$5,504,007

Pooled separate accounts
Proceeds from disposition of units	$135,008,487	$49,126,170	$43,764,916
Cost of units disposed	118,628,545	40,557,745	37,844,912
Net realized gain on sale and distribution of pooled separate accounts	$16,379,942	$8,568,425	$5,920,004

Total net realized gain on sale and distribution of investments	$9,862,381	$12,412,796	$11,424,011

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by fair value is summarized as follows:

	Year Ended December 31
	2008	2007	2006
Fair value in excess of (less than) cost:
At beginning of the year	$55,277,366	$63,347,381	$48,422,185
At end of the year	(28,837,308)	55,277,366	63,347,381
Change in net unrealized appreciation (depreciation) of investments	$(84,114,674)	$(8,070,015)	$14,925,196

Mutual funds	$(14,385,805)	$–	$–
Other collective investment trusts	(3,110,966)	–	–
Common stock – LNC	(24,931,330)	(10,211,687)	7,023,661
Pooled separate accounts – LNL	(41,686,573)	2,141,672	7,901,535
Change in net unrealized appreciation (depreciation) of investments	$(84,114,674)	$(8,070,015)	$14,925,196

The Plan holds investments in investment contracts. From October 1 to December 31, 2008, the Plan invested in Lincoln Stable Value Fund (Stable Value Fund) which earned an average interest rate of approximately 4.95% (annualized) in the fourth quarter of 2008. Interest is credited at the same rate for the entire contract value. The credited interest rate is based upon a three-year average of the Lehman rate plus 20 basis points (“bp”) and can be changed quarterly. Prior to October 1, 2008, the Plan invested in the Lincoln Life Guaranteed Account (Guaranteed Account) which earned an average interest rate of approximately 4.0% (annualized) in the first three quarter of 2008 and for all of 2007 and 2006. The credited interest rates for new contributions, which approximated the current market rate, were 4.0% (annualized) through September 30, 2008, and all of 2007 and 2006. The rate on new contributions was guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance, which approximated the current market rate, were 4.0% (annualized) at September 30, 2008 and December 31, 2007 and 2006, and were determined based upon the performance of Lincoln Life’s general account. The credited interest rates could be changed quarterly for both the Stable Value Fund and the Guaranteed Account. The minimum rate was 3.5% through September 30, 2008 and is currently 3.0%. The guarantee is based on Lincoln Life’s ability to meet its financial obligations from the general assets of Lincoln Life.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

For both the Stable Value Fund and the Guaranteed Account restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximate contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

4. Investment Options

The detail of the net assets available for benefits by investment option as of December 31, 2008 is as follows:

	Investment Options
	Total	1.A.	2.A.	3.A.	4.A.	5.A.	6.A.

Assets
Investments:
Mutual funds	$48,171,602	$8,129,656	$878,675	$2,423,744	$1,394,455	$1,390,020	$6,013,046
Other collective investment trusts	23,063,386	–	–	–	–	–	–
Common stock – LNC	21,964,369	–	–	–	–	–	–
Wilmington Trust money market fund	1,003,490	–	–	–	–	–	–
Investment contracts	29,623,868	–	–	–	–	–	–
Participant loans	3,572,337	–	–	–	–	–	–
Total investments	127,399,052	8,129,656	878,675	2,423,744	1,394,455	1,390,020	6,013,046

Accrued interest receivable	118,613	–	–	–	–	–	–
Cash	14,689	–	–	–	–	–	–
Contributions receivable from participant deferrals	40,306	2,734	–	582	286	303	899
Contributions receivable from Sponsor company	1,161,189	98,660	2,741	29,147	21,559	20,209	89,172
Total assets	128,733,849	8,231,050	881,416	2,453,473	1,416,300	1,410,532	6,103,117

Liabilities
Due to (from) broker	12,670	208	–	–	–	–	337
Total liabilities	12,670	208	–	–	–	–	337
Net assets available for benefits	$128,721,179	$8,230,842	$881,416	$2,453,473	$1,416,300	$1,410,532	$6,102,780

Number of participants selecting investment options		835	56	260	157	248	629

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	7.A.	8.A.	9.A.	10.A.	11.A.	12.A.	13.A.

Assets
Investments:
Mutual funds	$8,638,099	$7,225,540	$9,860,893	$2,217,474	$–	$–	$–
Other collective investment trusts	–	–	–	–	6,858,225	56,860	4,148,997
Common stock – LNC	–	–	–	–	–	–	–
Wilmington Trust money market fund	–	–	–	–	–	–	–
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	8,638,099	7,225,540	9,860,893	2,217,474	6,858,225	56,860	4,148,997

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable from participant deferrals	5,988	6,001	2,336	1,998	2,042	–	642
Contributions receivable from Sponsor company	130,639	150,527	92,285	35,847	84,594	1,084	50,441
Total assets	8,774,726	7,382,068	9,955,514	2,255,319	6,944,861	57,944	4,200,080

Liabilities
Due to (from) broker	(2,068)	(3,447)	(1,089)	–	(1,883)	208	–
Total liabilities	(2,068)	(3,447)	(1,089)	–	(1,883)	208	–
Net assets available for benefits	$8,776,794	$7,385,515	$9,956,603	$2,255,319	$6,946,744	$57,736	$4,200,080

Number of participants selecting investment options	724	793	725	374	654	17	532

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	14.A.	15.A.	16.A.	17.A.	Loans	Short-term

Assets
Investments:
Mutual funds	$–	$–	$–	$–	$–	$–
Other collective investment trusts	8,164,092	3,835,212	–	–	–	–
Common stock – LNC	–	–	21,964,369	–	–	–
Wilmington Trust money market fund	–	–	561,866	–	–	441,624
Investment contracts	–	–	–	29,623,868	–	–
Participant loans	–	–	–	–	3,572,337	–
Total investments	8,164,092	3,835,212	22,526,235	29,623,868	3,572,337	441,624

Accrued interest receivable	–	–	–	118,613	–	–
Cash	–	–	–	–	–	14,689
Contributions receivable from participant deferrals	837	629	10,975	4,054	–	–
Contributions receivable from Sponsor company	51,238	55,144	180,943	66,959	–	–
Total assets	8,216,167	3,890,985	22,718,153	29,813,494	3,572,337	456,313

Liabilities
Due to (from) broker	(15,751)	(1,033)	–	37,188	–	–
Total liabilities	(15,751)	(1,033)	–	37,188	–	–
Net assets available for benefits	$8,231,918	$3,892,018	$22,718,153	$29,776,306	$3,572,337	$456,313

Number of participants selecting investment options	498	402	1267	710	272

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the net assets available for benefits by investment option as of December 31, 2007 is as follows:

	Investment Options
	Total	1	2	3	4	5	6

Assets
Investments:
Common stock	$47,511,770	$47,511,770	$–	$–	$–	$–	$–
Wells Fargo Bank short-term investment account	1,564,190	1,564,190	–	–	–	–	–
Pooled separate accounts – LNL	133,100,849	–	–	10,580,767	9,500,756	11,214,877	4,947,357
Investment contracts	14,604,738	–	14,604,738	–	–	–	–
Participant loans	3,996,682	–	–	–	–	–	–
Total investments	200,778,229	49,075,960	14,604,738	10,580,767	9,500,756	11,214,877	4,947,357

Accrued interest receivable	54,904	5,966	48,938	–	–	–	–
Cash	(4,648)	–	(4,648)	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Sponsor company	2,212,179	2,212,179	–	–	–	–	–
Total assets	203,040,664	51,294,105	14,649,028	10,580,767	9,500,756	11,214,877	4,947,357

Liabilities
Due to (from) broker	214	–	–	(28,320)	–	94,323	(14,387)
Total liabilities	214	–	–	–	–	94,323	(14,387)
Net assets available for benefits	$203,040,450	$51,294,105	$14,649,028	$10,609,087	$9,500,756	$11,120,554	$4,961,744

Number of participants selecting investment options	1354	366	541	467	480	338

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	7	8	9	10	11	12	13

Assets
Investments:
Common stock – LNC	$–	$–	$–	$–	$–	$–	$–
Wells Fargo Bank short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts – LNL	7,734,304	3,767,261	3,780,163	8,737,135	6,001,708	11,832,632	1,028,234
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	7,734,304	3,767,261	3,780,163	8,737,135	6,001,708	11,832,632	1,028,234

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Sponsor company	–	–	–	–	–	–	–
Total assets	7,734,304	3,767,261	3,780,163	8,737,135	6,001,708	11,832,632	1,028,234

Liabilities
Due to (from) broker	(20,915)	–	(10,164)	(9,880)	(28,411)	(18,761)	–
Total liabilities	(20,915)	–	(10,164)	(9,880)	(28,411)	(18,761)	–
Net assets available for benefits	$7,755,219	$3,767,261	$3,790,327	$8,747,015	$6,030,119	$11,851,393	$1,028,234

Number of participants selecting investment options	471	188	338	579	378	655	52

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	14	15	16	17	18	19	20

Assets
Investments:
Common stock – LNC	$–	$–	$–	$–	$–	$–	$–
Wells Fargo Bank short-term investment account	–	–	–	–	–	–	–
Pooled separate accounts – LNL	1,817,998	4,446,147	5,133,793	12,229,960	2,751,458	1,789,955	7,094,107
Investment contracts	–	–	–	–	–	–	–
Participant loans	–	–	–	–	–	–	–
Total investments	1,817,998	4,446,147	5,133,793	12,229,960	2,751,458	1,789,955	7,094,107

Accrued interest receivable	–	–	–	–	–	–	–
Cash	–	–	–	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–	–	–
Contributions receivable from Sponsor company	–	–	–	–	–	–	–
Total assets	1,817,998	4,446,147	5,133,793	12,229,960	2,751,458	1,789,955	7,094,107

Liabilities
Due to (from) broker	–	(6,031)	–	47,210	4,918	–	(17,740)
Total liabilities	–	(6,031)	–	47,210	4,918	–	(17,740)
Net assets available for benefits	$1,817,998	$4,452,178	$5,133,793	$12,182,750	$2,746,540	$1,789,955	$7,111,847

Number of participants selecting investment options	153	448	293	673	265	128	438

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	21	22	25	26	Loans

Assets
Investments:
Common stock	$–	$–	$–	$–	$–
Wells Fargo Bank short-term investment account	–	–	–	–	–
Pooled separate accounts	5,687,874	3,313,342	774,601	8,936,420	–
Investment contracts	–	–	–	–	–
Participant loans	–	–	–	–	3,996,682
Total investments	5,687,874	3,313,342	774,601	8,936,420	3,996,682

Accrued interest receivable	–	–	–	–	–
Cash	–	–	–	–	–
Contributions receivable from participant deferrals	–	–	–	–	–
Contributions receivable from Sponsor company	–	–	–	–	–
Total assets	5,687,874	3,313,342	774,601	8,936,420	3,996,682

Liabilities
Due to (from) broker	(19,496)	(8,988)	28,799	8,057	–
Total liabilities	(19,496)	(8,988)	28,799	8,057	–
Net assets available for benefits	$5,707,370	$3,322,330	$745,802	$8,928,363	$3,996,682

Number of participants selecting investment options	535	383	79	654	220

Investment options 23 and 24 had a zero balance as of December 31, 2007 and are not shown.

4. Investment Options (continued)

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2008 is as follows:

	Investment Options
	Total	1	2	3	4	5	6

Investment income:
Cash dividends	$2,480,552	$992,652	$–	$–	$–	$–	$–
Interest	1,091,696	27,789	430,879	–	–	–	–
Total investment income	3,572,248	1,020,441	430,879	–	–	–	–
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	(2,203,395)	–	–	–	–	–	–
Other collective investment trusts	(760,263)	–	–	–	–	–	–
Common Stock – Lincoln National Corporation	(3,553,903)	(2,038,638)	–	–	–	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	16,379,942	–	–	7,113,263	4,053,768	744,210	418,130
	9,862,381	(2,038,638)	–	7,113,263	4,053,768	744,210	418,130
Net change in unrealized appreciation (depreciation) of investments	(84,114,674)	(10,333,659)	–	(8,978,006)	(5,961,467)	(525,325)	(611,969)
Contributions:
Participant	7,988,435	769,366	157,742	370,605	258,035	170,287	171,628
Sponsor company	3,653,901	236,797	60,617	102,816	74,379	43,389	61,374
Total contributions	11,642,336	1,006,163	218,359	473,421	332,414	213,676	233,002
Transfers to (from) affiliated plans	2,511,221	1,131,002	6,987	39,703	121,657	305,370	40,626
Transfer from Wells Fargo to Wilmington Trust	–	(35,061,561)	(15,463,946)	(8,194,643)	(6,640,307)	(13,015,959)	(4,881,347)
Distributions to participants	(17,704,133)	(3,277,477	(1,675,195)	(377,312)	(576,982)	(2,468,824)	(733,699)
Administrative expenses	(88,650)	(20,967)	(7,071)	(4,695)	(4,092)	(5,809)	(2,485)
Net transfers	–	(3,719,409)	1,840,959	(680,818)	(825,747)	3,632,107	575,998
Net increase (decrease) in net assets available for benefits	(74,319,271)	(51,294,105)	(14,649,028)	(10,609,087)	(9,500,756)	(11,120,554)	(4,961,744)
Net assets available for benefits at beginning of year	203,040,450	51,294,105	14,649,028	10,609,087	9,500,756	11,120,554	4,961,744
Net assets available for benefits at end of year	$128,721,179	$–	$–	$–	$–	$–	$–

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	7	8	9	10	11	12	13

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	–	–	–	–	–	–	–
Other collective investment trusts	–	–	–	–	–	–	–
Common Stock – Lincoln National Corporation	–	–	–	–	–	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	2,283,053	107,728	214,579	864,849	725,242	1,589,539	(6,597)
	2,283,053	107,728	214,579	864,849	725,242	1,589,539	(6,597)
Net change in unrealized appreciation (depreciation) of investments	(4,332,528)	(664,197)	(523,738)	(2,733,998)	(1,810,140)	(4,753,882)	(114,086)
Contributions:
Participant	350,072	190,840	138,493	314,623	277,280	466,763	23,460
Sponsor company	111,167	169,658	39,382	88,078	75,704	127,511	5,207
Total contributions	461,239	360,498	177,875	402,701	352,984	594,274	28,667
Transfers to (from) affiliated plans	90,242	(6,334)	2,305	135,018	16,608	144,734	3,263
Transfer from Wells Fargo to Wilmington Trust	(5,550,836)	(3,162,482)	(3,311,855)	(6,481,657)	(4,935,869)	(8,132,281)	(1,083,294)
Distributions to participants	(476,163)	(134,855)	(179,449)	(497,293)	(273,905)	(688,884)	(12,840)
Administrative expenses	(3,370)	(1,720)	(1,754)	(3,748)	(2,705)	(4,945)	(572)
Net transfers	(226,856)	(265,899)	(168,290)	(432,887)	(102,334)	(599,948)	157,225
Net increase (decrease) in net assets available for benefits	(7,755,219)	(3,767,261)	(3,790,327)	(8,747,015)	(6,030,119)	(11,851,393)	(1,028,234)
Net assets available for benefits at beginning of year	7,755,219	3,767,261	3,790,327	8,747,015	6,030,119	11,851,393	1,028,234
Net assets available for benefits at end of year	$–	$–	$–	$–	$–	$–	$–

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	14	15	16	17	18	19	20

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	–	–	–	–	–	–	–
Other collective investment trusts	–	–	–	–	–	–	–
Common Stock – Lincoln National Corporation	–	–	–	–	–	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	(131,835)	(608,123)	(44,433)	(16,452)	118,793	6,846	(136,428)
	(131,835)	(608,123)	(44,433)	(16,452)	118,793	6,846	(136,428)
Net change in unrealized appreciation (depreciation) of investments	(255,465)	(378,654)	(967,450)	(3,186,406)	(561,468)	(275,292)	(1,497,242)
Contributions:
Participant	153,926	255,751	215,050	643,901	117,216	57,866	368,324
Sponsor company	45,488	79,116	63,036	229,654	35,026	15,949	103,100
Total contributions	199,414	334,867	278,086	873,555	152,242	73,815	471,424
Transfers to (from) affiliated plans	(11,252)	32,118	27,961	152,108	5,567	11,893	79,171
Transfer from Wells Fargo to Wilmington Trust	(1,849,835)	(3,309,397)	(4,234,028)	(9,684,047)	(1,905,571)	(1,527,681)	(5,058,443)
Distributions to participants	(64,232)	(227,887)	(482,087)	(760,650)	(338,714)	(125,226)	(579,689)
Administrative expenses	(891)	(1,992)	(2,291)	(5,562)	(1,135)	(797)	(3,274)
Net transfers	296,098	(293,110)	290,449	444,704	(216,254)	46,487	(387,366)
Net increase (decrease) in net assets available for benefits	(1,817,998)	(4,452,178)	(5,133,793)	(12,182,750)	(2,746,540)	(1,789,955)	(7,111,847)
Net assets available for benefits at beginning of year	1,817,998	4,452,178	5,133,793	12,182,750	2,746,540	1,789,955	7,111,847
Net assets available for benefits at end of year	$–	$–	$–	$–	$–	$–	$–

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	21	22	25	26	Loans

Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	284,652
Total investment income	–	–	–	–	284,652
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	–	–	–	–	–
Other collective investment trusts	–	–	–	–	–
Common Stock – Lincoln National Corporation	–	–	–	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	(3,509)	76,068	(111,706)	(877,043)	–
	(3,509)	76,068	(111,706)	(877,043)	–
Net change in unrealized appreciation (depreciation) of investments	(1,407,719)	(424,814)	(75,562)	(1,647,165)	–
Contributions:
Participant	290,319	196,013	40,047	472,982	–
Sponsor company	93,514	60,356	10,960	153,014	–
Total contributions	383,833	256,369	51,007	625,996	–
Transfers to (from) affiliated plans	26,729	6,911	4,133	144,701	–
Transfer from Wells Fargo to Wilmington Trust	(4,577,803)	(2,923,155)	(915,695)	(6,685,857)	–
Distributions to participants	(352,713)	(222,741)	(78,689)	(601,557)	(708,997)
Administrative expenses	(2,582)	(1,533)	(466)	(4,194)	–
Net transfers	226,394	(89,435)	381,176	116,756	–
Net increase (decrease) in net assets available for benefits	(5,707,370)	(3,322,330)	(745,802)	(8,928,363)	(424,345)
Net assets available for benefits at beginning of year	5,707,370	3,322,330	745,802	8,928,363	3,996,682
Net assets available for benefits at end of year	$–	$–	$–	$–	$3,572,337

Investment options 23 and 24 had a zero balance as of December 31, 2008 and are not shown.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
1.A.	2.A.	3.A.	4.A.	5.A.	6.A.	7.A.

Investment income:
Cash dividends	$55,268	$25,018	$62,766	$47,588	$9,312	$618,418	$136,789
Interest	–	–	–	–	–	–	–
Total investment income	55,268	25,018	62,766	47,588	9,312	618,418	136,789
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	(268,126)	(18,231)	(82,740)	(82,213)	(96,790)	(162,497)	(212,853)
Other collective investment trusts	–	–
Common Stock – Lincoln National Corporation	–	–	–	–	–	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	–	–	–	–	–	–	–
	(268,126)	(18,231)	(82,740)	(82,213)	(96,790)	(162,497)	(212,853)
Net change in unrealized appreciation (depreciation) of investments	(2,600,638)	(60,279)	(265,308)	(228,061)	(333,958)	(2,582,426)	(2,361,832)
Contributions:
Participant	122,571	6,625	37,608	29,244	23,886	114,896	173,185
Sponsor company	132,340	3,735	39,628	28,919	27,180	120,056	175,264
Total contributions	254,911	10,360	77,236	58,163	51,066	234,952	348,449
Transfers to (from) affiliated plans	–	–	–	–	–	–	–
Transfer from Wells Fargo to Wilmington Trust	11,218,110	1,083,294	3,162,482	1,849,835	1,905,571	8,132,281	10,599,742
Distributions to participants	(122,380)	(2,812)	(5,087)	(12,618)	(9,561)	(95,233)	(65,589)
Administrative expenses	–	–	–	–	–	–	–
Net transfers	(306,303)	(155,934)	(495,876)	(216,394)	(115,108)	(42,715)	332,088
Net increase (decrease) in net assets available for benefits	8,230,842	881,416	2,453,473	1,416,300	1,410,532	6,102,780	8,776,794
Net assets available for benefits at beginning of year	–	–	–	–	–	–	–
Net assets available for benefits at end of year	$8,230,842	$881,416	$2,453,473	$1,416,300	$1,410,532	$6,102,780	$8,776,794

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
8.A.	9.A.	10.A.	11.A.	12.A.	13.A.	14.A.

Investment income:
Cash dividends	$82,227	$79,056	$41,175	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	82,227	79,056	41,175	–	–	–	–
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	(632,974)	(561,201)	(85,770)	–	–	–	–
Other collective investment trusts	–	–	–	(246,395)	–	(194,948)	10,638
Common Stock – Lincoln National Corporation	–	–	–	–	–	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	–	–	–	–	–	–	–
	(632,974)	(561,201)	(85,770)	(246,395)	–	(194,948)	10,638
Net change in unrealized appreciation (depreciation) of investments	(2,515,904)	(2,716,893)	(720,506)	(769,543)	(1,193)	(1,861,251)	424,173
Contributions:
Participant	203,532	119,234	53,570	113,548	2,437	62,044	71,893
Sponsor company	203,270	125,212	48,074	115,996	1,495	68,413	69,857
Total contributions	406,802	244,446	101,644	229,544	3,932	130,457	141,750
Transfers to (from) affiliated plans	–	–	–	–	–	–	–
Transfer from Wells Fargo to Wilmington Trust	11,744,300	13,956,353	2,923,155	8,245,267	–	6,481,658	8,193,200
Distributions to participants	(55,246)	(71,142)	(8,280)	(24,105)	(208)	(21,182)	1,354
Administrative expenses	–	–	–	–	–	–	–
Net transfers	(1,643,690)	(974,016)	3,901	(488,024)	55,205	(334,654)	(539,197)
Net increase (decrease) in net assets available for benefits	7,385,515	9,956,603	2,255,319	6,946,744	57,736	4,200,080	8,231,918
Net assets available for benefits at beginning of year	–	–	–	–	–	–	–
Net assets available for benefits at end of year	$7,385,515	$9,956,603	$2,255,319	$6,946,744	$57,736	$4,200,080	$8,231,918

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

	Investment Options
	15.A.	16.A.	16.A.	Short-term
Investment income:
Cash dividends	$–	$330,283	$–	$–
Interest	–	–	348,376	–
Total investment income	–	330,283	348,376	–
Net realized gain (loss) on sale and distribution of investments:
Mutual funds	–	–	–	–
Other collective investment trusts	(329,558)	–	–	–
Common Stock – Lincoln National Corporation	–	(1,515,265)	–	–
Pooled separate accounts – The Lincoln National Life Insurance Company	–	–	–	–
	(329,558)	(1,515,265)	–	–
Net change in unrealized appreciation (depreciation) of investments	(903,152)	(14,597,671)	–	–
Contributions:
Participant	64,096	224,744	94,733	–
Sponsor company	75,044	243,949	90,177	–
Total contributions	139,140	468,693	184,910	–
Transfers to (from) affiliated plans	–	–	–	–
Transfer from Wells Fargo to Wilmington Trust	5,550,835	35,061,562	28,479,904	–
Distributions to participants	7,505	(92,569)	(1,667,233)	456,313
Administrative expenses	–	–	–	–
Net transfers	(572,752)	3,063,120	2,430,349	–
Net increase (decrease) in net assets available for benefits	3,892,018	22,718,153	29,776,306	456,313
Net assets available for benefits at beginning of year	–	–	–	–
Net assets available for benefits at end of year	$3,892,018	$22,718,153	$29,776,306	$456,313

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2007 is as follows:

Investment Options
Total	1	2	3	4	5	6

Investment income:
Cash dividends	$1,336,688	$1,336,688	$–	$–	$–	$–	$–
Interest	965,603	76,858	594,976	–	–	–	–
Total investment income	2,302,291	1,413,546	594,976	–	–	–	–
Net realized gain on sale and distribution of investments:
Common Stock – LNC	3,844,371	3,844,371	–	–	–	–	–
Pooled separate accounts – LNL	8,568,425	–	–	664,484	561,776	457,917	126,139
Total net realized gains	12,412,796	3,844,371	–	664,484	561,776	457,917	126,139

Net change in unrealized appreciation (depreciation) of investments	(8,070,015)	(10,211,687)	–	(23,248)	630,889	72,885	70,687
Contributions:
Participant	8,793,200	1,253,272	205,334	488,649	378,949	185,822	222,521
Sponsor company	4,661,121	2,472,984	68,051	149,632	110,506	52,493	62,216
Total contributions	13,454,321	3,726,256	273,385	638,281	489,455	238,315	284,737
Transfers to (from) affiliated plans	(36,541)	(26,046)	123,769	(91,474)	(36,589)	1,148	(55,814)
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(26,167,088)	(5,292,358)	(2,994,094)	(928,069)	(548,062)	(5,901,943)	(241,702)
Administrative expenses	(152,742)	(38,138)	(9,642)	(7,265)	(6,359)	(23,600)	(3,031)
Net transfers	–	(3,431,147)	(455,387)	(861,230)	(1,176,110)	6,503,894	272,608
Net increase (decrease) in net assets available for benefits	(6,256,978)	(10,015,203)	(2,466,993)	(608,521)	(85,000)	1,348,616	453,624
Net assets available for benefits at beginning of year	209,297,428	61,309,308	17,116,021	11,217,608	9,585,756	9,771,938	4,508,120
Net assets available for benefits at end of year	$203,040,450	$51,294,105	$14,649,028	$10,609,087	$9,500,756	$11,120,554	$4,961,744

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
7	8	9	10	11	12	13

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain on sale and distribution of investments:
Common Stock – LNC	–	–	–	–	–	–	–
Pooled separate accounts – LNL	328,624	160,650	223,727	627,301	510,207	1,402,736	6,931
Total net realized gains	328,624	160,650	223,727	627,301	510,207	1,402,736	6,931

Net change in unrealized appreciation (depreciation) of investments	567,002	16,677	(131,196)	277,677	(323,142)	(771,756)	31,719
Contributions:
Participant	495,873	232,621	227,386	461,880	385,416	673,139	31,372
Sponsor company	153,408	65,594	63,133	128,953	110,044	186,021	8,513
Total contributions	649,281	298,215	290,519	590,833	495,460	859,160	39,885
Transfers to (from) affiliated plans	(58,621)	(47,208)	9,755	(48,121)	(61,018)	(31,786)	2,869
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(643,603)	(230,133)	(426,186)	(824,414)	(535,077)	(1,532,873)	(39,414)
Administrative expenses	(5,356)	(2,150)	(2,737)	(5,918)	(4,329)	(8,767)	(593)
Net transfers	(1,349,981)	636,431	47,503	(836,027)	(470,127)	(1,022,172)	203,810
Net increase (decrease) in net assets available for benefits	(512,654)	832,482	11,385	(218,669)	(388,026)	(1,105,458)	245,207
Net assets available for benefits at beginning of year	8,267,873	2,934,779	3,778,942	8,965,684	6,418,145	12,956,851	783,027
Net assets available for benefits at end of year	$7,755,219	$3,767,261	$3,790,327	$8,747,015	$6,030,119	$11,851,393	$1,028,234

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
14	15	16	17	18	19	20

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain on sale and distribution of investments:
Common Stock – LNC	–	–	–	–	–	–	–
Pooled separate accounts – LNL	84,856	388,328	375,161	633,888	304,958	166,495	368,289
Total net realized gains	84,856	388,328	375,161	633,888	304,958	166,495	368,289

Net change in unrealized appreciation (depreciation) of investments	(7,272)	(491,433)	(96,526)	1,059,176	(209,939)	(108,043)	478,622
Contributions:
Participant	167,729	397,221	327,593	773,153	192,216	94,470	436,375
Sponsor company	47,380	123,171	94,406	229,182	56,811	23,608	115,367
Total contributions	215,109	520,392	421,999	1,002,335	249,027	118,078	551,742
Transfers to (from) affiliated plans	19,560	19,808	126,166	54,298	13,290	4,671	26,797
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–	–	–
Distributions to participants	(257,743)	(517,097)	(577,682)	(1,141,743)	(339,021)	(341,781)	(675,586)
Administrative expenses	(1,075)	(3,661)	(3,428)	(7,445)	(2,128)	(1,323)	(4,290)
Net transfers	372,461	(569,895)	(182,952)	432,054	(417,767)	(62,109)	675,543
Net increase (decrease) in net assets available for benefits	425,896	(653,558)	62,738	2,032,563	(401,580)	(224,012)	1,421,117
Net assets available for benefits at beginning of year	1,392,102	5,105,736	5,071,055	10,150,187	3,148,120	2,013,967	5,690,730
Net assets available for benefits at end of year	$1,817,998	$4,452,178	$5,133,793	$12,182,750	$2,746,540	$1,789,955	$7,111,847

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)
Investment Options
21	22	25	26	Loans

Investment income:
Cash dividends	$–	$–	$–	$–	$–
Interest	–	–	–	–	293,769
Total investment income	–	–	–	–	293,769
Net realized gain on sale and distribution of investments:
Common Stock – LNC	–	–	–	–	–
Pooled separate accounts – LNL	400,202	236,248	27,248	512,260	–
Total net realized gains	400,202	236,248	27,248	512,260	–

Net change in unrealized appreciation (depreciation) of investments	569,104	(302,865)	45,981	786,673	–
Contributions:
Participant	333,069	321,154	29,914	478,072	–
Sponsor company	98,406	89,843	7,488	143,911	–
Total contributions	431,475	410,997	37,402	621,983	–
Transfers to (from) affiliated plans	10,159	19,857	4,795	(16,806)	–
Deposit from Jefferson-Pilot 401(k) Plan	–	–	–	–	–
Distributions to participants	(712,486)	(326,627)	(34,679)	(796,203)	(308,512)
Administrative expenses	(3,443)	(2,668)	(343)	(5,053)	–
Net transfers	700,568	(458,028)	200,835	1,247,225	–
Net increase (decrease) in net assets available for benefits	1,395,579	(423,086)	281,239	2,350,079	(14,743)
Net assets available for benefits at beginning of year	4,311,791	3,745,416	464,563	6,578,284	4,011,425
Net assets available for benefits at end of year	$5,707,370	$3,322,330	$745,802	$8,928,363	$3,996,682

Investment options 23 and 24 had a zero balance as of December 31, 2007, and are not shown.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for benefits by investment option for the year ended December 31, 2006 is as follows:

Investment Options
Total	1	2	3	4	5	6

Investment income:
Cash dividends	$1,431,425	$1,431,425	$–	$–	$–	$–	$–
Interest	907,029	75,944	605,734	–	–	–	–
Total investment income	2,338,454	1,507,369	605,734	–	–	–	–
Net realized gain on sale and distribution of investments:
Common Stock – LNC	5,504,007	5,504,007	–	–	–	–	–
Pooled separate accounts – LNL	5,920,004	–	–	842,833	416,271	293,803	45,228
Total net realized gains	11,424,011	5,504,007	–	842,833	416,271	293,803	45,228

Net change in unrealized appreciation (depreciation) of investments	14,925,196	7,023,661	–	562,705	431,374	144,500	215,027
Contributions:
Participant	7,889,483	892,220	219,516	534,884	444,349	156,018	190,879
Sponsor company	1,960,209	167,578	62,897	147,672	127,649	45,235	39,260
Total contributions	9,849,692	1,059,798	282,413	682,556	571,998	201,253	230,139
Transfers to (from) affiliated plans	(204,186)	40,455	(80,699)	(67,104)	(15,423)	19,074	(34,410)
Deposit from Jefferson-Pilot 401(k) Plan	14,357,318	4,303,193	1,069,761	813,773	30,436	1,810,678	492,367
Distributions to participants	(26,009,979)	(7,847,021)	(964,315)	(1,479,911)	(910,747)	(2,990,725)	(329,267)
Administrative expenses	(173,808)	(35,074)	(9,740)	(7,555)	(6,643)	(59,632)	(2,117)
Net transfers	–	(5,940,883)	1,236,927	(2,362,923)	(1,044,483)	2,232,329	721,015
Net increase (decrease) in net assets available for benefits	26,506,698	5,615,505	2,140,081	(1,015,626)	(527,217)	1,651,280	1,337,982
Net assets available for benefits at beginning of year	182,790,730	55,693,803	14,975,940	12,233,234	10,112,973	8,120,658	3,170,138
Net assets available for benefits at end of year	$209,297,428	$61,309,308	$17,116,021	$11,217,608	$9,585,756	$9,771,938	$4,508,120

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
7	8	9	10	11	12	13

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	(1)	–	–	(1)	–	–	–
Total investment income	(1)	–	–	(1)	–	–	–
Net realized gain on sale and distribution of investments:
Common Stock – LNC	–	–	–	–	–	–	–
Pooled separate accounts – LNL	256,005	81,440	181,716	609,894	193,896	893,187	26,701
Total net realized gains	256,005	81,440	181,716	609,894	193,896	893,187	26,701

Net change in unrealized appreciation (depreciation) of investments	(71,963)	172,802	191,493	13,347	782,905	1,563,299	34,529
Contributions:
Participant	538,206	193,039	229,529	536,012	380,805	715,945	33,347
Sponsor company	171,749	50,772	56,584	143,170	107,499	182,614	9,907
Total contributions	709,955	243,811	286,113	679,182	488,304	898,559	43,254
Transfers to (from) affiliated plans	(52,313)	(4,143)	3,480	7,320	(10,103)	35,229	1,020
Deposit from Jefferson-Pilot 401(k) Plan	5,932	24,752	15,909	32,510	34,191	51,862	14,266
Distributions to participants	(1,295,769)	(252,933)	(432,917)	(1,022,299)	(489,132)	(1,279,486)	(11,458)
Administrative expenses	(6,458)	(1,926)	(2,201)	(6,555)	(3,642)	(7,628)	(601)
Net transfers	(1,922,722)	(92,507)	341,048	(1,170,005)	(4,430)	29,615	(92,800)
Net increase (decrease) in net assets available for benefits	(2,377,334)	171,296	584,641	(856,607)	991,989	2,184,637	14,911
Net assets available for benefits at beginning of year	10,645,207	2,763,483	3,194,301	9,822,291	5,426,156	10,772,214	768,116
Net assets available for benefits at end of year	$8,267,873	$2,934,779	$3,778,942	$8,965,684	$6,418,145	$12,956,851	$783,027

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
14	15	16	17	18	19	20

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	–
Total investment income	–	–	–	–	–	–	–
Net realized gain on sale and distribution of investments:
Common Stock – LNC	–	–	–	–	–	–	–
Pooled separate accounts – LNL	42,775	129,297	157,697	513,922	287,530	118,389	208,894
Total net realized gains	42,775	129,297	157,697	513,922	287,530	118,389	208,894

Net change in unrealized appreciation (depreciation) of investments	94,353	643,058	544,507	589,751	53,486	96,001	655,306
Contributions:
Participant	137,628	267,527	270,109	661,729	201,773	110,703	364,104
Sponsor company	39,834	60,562	51,132	161,104	57,863	22,939	78,005
Total contributions	177,462	328,089	321,241	822,833	259,636	133,642	442,109
Transfers to (from) affiliated plans	3,894	(5,365)	1,588	36,396	(36,824)	(8,716)	(24,011)
Deposit from Jefferson-Pilot 401(k) Plan	48,126	1,132,174	637,563	962,462	44,622	4,590	90,693
Distributions to participants	(178,780)	(541,825)	(282,709)	(1,597,150)	(653,613)	(310,567)	(681,560)
Administrative expenses	(757)	(1,872)	(2,718)	(5,732)	(2,096)	(1,220)	(2,911)
Net transfers	216,013	1,356,640	(99,373)	1,124,208	(87,474)	124,902	1,370,075
Net increase (decrease) in net assets available for benefits	403,086	3,040,196	1,277,796	2,446,690	(134,733)	157,021	2,058,595
Net assets available for benefits at beginning of year	989,016	2,065,540	3,793,259	7,703,497	3,282,853	1,856,946	3,632,135
Net assets available for benefits at end of year	$1,392,102	$5,105,736	$5,071,055	$10,150,187	$3,148,120	$2,013,967	$5,690,730

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Investment Options
21	22	23	24	25	26	Loans

Investment income:
Cash dividends	$–	$–	$–	$–	$–	$–	$–
Interest	–	–	–	–	–	–	225,353
Total investment income	–	–	–	–	–	–	225,353
Net realized gain on sale and distribution of investments:
Common Stock – LNC	–	–	–	–	–	–	–
Pooled separate accounts – LNL	234,335	209,810	10,799	47,687	4,854	113,041	–
Total net realized gains	234,335	209,810	10,799	47,687	4,854	113,041	–

Net change in unrealized appreciation (depreciation) of investments	312,430	322,834	(28,056)	(312,226)	29,581	860,492	–
Contributions:
Participant	253,827	275,516	3,465	30,702	11,262	236,389	–
Sponsor company	59,929	56,075	938	8,124	2,443	48,675	–
Total contributions	313,756	331,591	4,403	38,826	13,705	285,064	–
Transfers to (from) affiliated plans	(4,642)	(55,583)	59	112	937	45,586	–
Deposit from Jefferson-Pilot 401(k) Plan	883,394	515,760	–	–	20,185	865,891	452,228
Distributions to participants	(628,815)	(386,056)	(604)	(222,058)	(69,635)	(518,743)	(631,884)
Administrative expenses	(2,324)	(1,872)	(71)	(747)	(149)	(1,567)	–
Net transfers	200,973	181,659	(255,858)	(1,455,551)	465,085	4,928,520	–
Net increase (decrease) in net assets available for benefits	1,309,107	1,118,143	(269,328)	(1,903,957)	464,563	6,578,284	45,697
Net assets available for benefits at beginning of year	3,002,684	2,627,273	269,328	1,903,957	–	–	3,965,728
Net assets available for benefits at end of year	$4,311,791	$3,745,416	$–	$–	$464,563	$6,578,284	$4,011,425

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options through September 30, 2008 is as follows:

Option	Description of Investment Option
1	LNC Common Stock Account, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Account until the LNC stock can be purchased.
2	Guaranteed Account, which invests in investment contracts underwritten by Lincoln Life. The account’s balances are backed by the general assets of Lincoln Life.
3	Core Equity Account (SA#11), which seeks to buy large capitalization stocks of well-established companies with the objective of long-term capital appreciation.
4	Medium Capitalization Equity Account (SA#17), which invests in stocks of medium-sized companies with the objective of maximum long-term total return.
5	Short-Term Account (SA#14), which invests in high-quality money market securities with the objective of maximizing interest earnings while maintaining principal.
6	Government/Corporate Bond Account (SA#12), which invests primarily in U.S. government and high-quality corporate bonds and securities.
7	Large Capitalization Equity Account (SA#23), which invests primarily in stocks of large companies that have the potential to grow 50% within 18 months from the date of purchase.
8	Balanced Account (SA#21), which invests in stocks, bonds and money market instruments with the objective to maximize long-term total return with a moderate level of risk.
9	High Yield Bond Account (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate for higher risk.
10	Small Capitalization Equity Account (SA#24), which invests primarily in the stock of new, rapid growth companies.
11	Value Equity Account (SA#28), which invests in large capitalization stocks of conservative companies that are industry leaders.
12	International Equity Account (SA#22), which invests primarily in stocks of non-United States companies.
13	Conservative Balanced Account (SA#30), which invests in stocks, bonds and money market instruments to maximize long-term total earnings with a conservative level of risk.
14	Aggressive Balanced Account (SA#32), which invests in stocks, bonds and money market instruments to maximize long-term total return with an aggressive level of risk.
15	Delaware Value Account (SA#61), which invests in large capitalization companies that have long-term capital appreciation potential.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Option	Description of Investment Option
16	Scudder VIT Equity 500 Index Account (SA#27), which seeks to replicate the total return of the S&P 500.
17	Fidelity VIP Contrafund (SA#35), which seeks capital appreciation by investing primarily in securities of companies whose value is not fully recognized by the market.
18	Neuberger-Berman AMT Regency Account (SA#38), which seeks capital growth by investing mainly in common stocks of mid-capitalization companies.
19	Social Awareness Account (SA#33), which seeks capital growth and social responsibility by investing in the Lincoln National Social Awareness Portfolio.
20
American Funds New Perspective Account (formerly Global Growth) (SA#34), which invests primarily in common stocks, convertibles, preferred stocks, bonds and cash to provide long-term growth through investments all over the world.

21	Neuberger-Berman AMT Mid-Cap Growth Account (SA#37), which seeks capital appreciation using a growth-oriented investment approach.
22	Scudder VIT Small Cap Index Account, which seeks to reflect Russell 2000 performance by investing in the Small Cap Index Portfolio.
23	Janus Aspen Growth Account (SA#70), which seeks long-term growth of capital in a manner consistent with the preservation of capital.
24	Fidelity VIP Overseas Account (SA#59), which seeks long-term growth of capital by investing mainly in foreign securities.
25	Blackrock Legacy Account (SA #81), which seeks to provide long-term growth of capital.
26	American Funds Insurance Series International Fund Account (SA #54), which seeks capital appreciation by investing primarily in common stocks of companies outside the United States.

Investment options 3 through 26 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The following investment options are available beginning October 1, 2008:

Option	Description of Investment Option
1.A.
Columbia Acorn Z is a mutual fund that invests a majority of its net assets in small- and mid-sized companies with market capitalizations under $5 billion at the time of investment. The fund seeks long-term capital appreciation.

2.A.
Delaware Conservative Allocation I is a mutual fund that invests primarily in shares of other Delaware Investments Funds, including fixed income and equity funds. The portfolio seeks a combination of current income and preservation of capital with capital appreciation.

3.A.
Delaware Moderate Allocation I is a mutual fund that invests at least 25% of its net assets in equity funds and securities and at least 25% of its net assets in fixed income funds with the flexibility to invest more in equity funds and securities or more in fixed income funds and securities. It will also typically invest between 5% and 20% of its assets in international funds and securities. The portfolio seeks capital appreciation with current income as a secondary objective.

4.A.
Delaware Aggressive Allocation I which invests primarily in shares of international mutual funds, including equity funds and to a lesser extent, fixed income funds. The fund seeks long-term capital growth.

5.A.
Delaware Mid Cap Value I is a mutual fund that invests primarily in investments of medium-sized companies whose stock prices appear low relative to their underlying value or future potential. The fund seeks capital appreciation.

6.A.
Dodge & Cox International Stock is a mutual fund that invests at least 80% of its total assets in common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks of non-United States companies excluding non-United States companies included in the Standard & Poor’s 500. The fund also invests in American, European and Global Depositary Receipts. The fund seeks long-term growth of principal and income.

7.A.	American Fund Growth Fund R5 is a mutual fund that seeks long-term growth by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.
8.A.	Harbor International Growth Institutional is a mutual fund that invests primarily in common stocks of foreign companies of any size throughout the world. The fund seeks long-term growth of capital.
9.A.
Vanguard Institutional Index is a mutual fund that employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Option	Description of Investment Option
10.A.
Vanguard Extended Market Index Institutional is a mutual fund that employs a “passive management” or indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index. The fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks.

11.A.	Delaware Large Cap Value Trust is a collective investment trust fund that invests mainly in securities of large-capitalization companies. The fund seeks long term capital appreciation.
12.A.
Delaware International Equity Trust is a collective investment trust fund that invests mainly in non-U.S. equity securities. The fund seeks long-term capital appreciation without undue risk to principal.

13.A.
Delaware Small Cap Growth Trust is a collective investment trust fund that invests primarily in small companies. The fund seeks capital appreciation by investing primarily in securities of emerging or other growth-oriented companies.

14.A.
Delaware Diversified Income Trust is a collective investment trust fund that allocates its investments principally among the U.S. Investment Grade, U.S. High Yield, International Developed Markets and Emerging Market Sectors. The fund seeks maximum long-term total return, consistent with reasonable risk.

15.A.
Delaware Large Cap Growth Trust is a collective investment trust fund that invests mainly in individual large-cap companies. The fund seeks long-term capital appreciation by investing in equity securities of large capitalization companies that the advisors believe to have the potential for sustainable free cash flow growth.

16.A.
LNC Stock Fund investment is a collective investment trust fund that invests exclusively in shares of LNC Common Stock. However, some funds may be invested in the Wilmington Trust Short-Term Investment Account until the LNC stock can be purchased. This option is designed to provide participants with the opportunity to invest in the Sponsor securities.

17.A	Lincoln Stable Value Account is a fixed annuity issued by Lincoln Life. The Lincoln Stable Value option is managed to earn a competitive interest rate without risk of loss of principal.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Fair Value of Financial Investments, Carried at Fair Value

See “Adoption of New Accounting Standard” in Note 2 above for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the FAS 157 fair value hierarchy levels described in Note 2.

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$48,171,602	$–	$–	$48,171,602
Collective investment trusts	–	23,063,386	–	23,063,386
Common stock – LNC	21,964,369	–	–	21,964,369
Investment contracts	–	–	29,623,868	29,623,868
Money market fund	–	1,003,490	–	1,003,490
Participant loans	–	–	3,572,337	3,572,337
Total assets	$70,135,971	$24,066,876	$33,196,205	$127,399,052

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2008:

	As of December 31, 2008
	Beginning Fair Value	Items Included in Net Income	Gains (Losses) in OCI	Sales, Issuances, Maturities, Settlements, Calls, Net	Transfers In or Out of Level 3, Net	Ending Fair Value

Investment contracts	$14,604,738	$–	$–	$15,019,130	$–	$29,623,868
Participant loans	3,996,682	–	–	(424,345)	–	3,572,337
Total	$18,601,420	$–	$–	$14,594,785	$–	$33,196,205

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

7. Tax Implications to Participants

Federal (and most states) income tax is deferred on participants contributions, the Sponsor’s contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

8. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and investment contracts with Lincoln Life. Starting October 1, 2008, the Plan also invests in mutual funds and collective investment trust funds managed by Delaware Management Holdings, Inc., an affiliate of Lincoln Life. For the first nine months of 2008 and in 2007 and 2006 the Plan was invested in pooled separate accounts with Lincoln Life. Lincoln Life charged the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $88,650, $152,742, and $173,808 in 2008, 2007, and 2006, respectively. Lincoln Alliance, an affiliate of Lincoln Life is the recordkeeper for the Plan. As of October 1, 2008, all administrative expenses are being paid for by LNC.

9. Concentrations of Credit Risks

The Plan has investments in common stock of LNC and investment contracts with Lincoln Life of $21,964,369 and $29,623,686, respectively, at December 31, 2008 (17.5% and 23.0% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

9. Concentrations of Credit Risks (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

10. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the 2008 statement of net assets available for benefits to the Form 5500:

December 31,
2008

Net assets available for benefits per the financial statements	$128,721,179
Less: Amounts allocated to benefits payable to participants	506,313
Net assets available for benefits per the Form 5500	$128,214,866

The following is a reconciliation of distributions to participants per the 2008 statement of changes in net assets available for plan to the Form 5500:

December 31,
2008

Distributions to participants per the financial statements	$17,704,133
Plus: Amounts allocated to benefits payable to participants at year-end	506,313
Distributions to participants per the Form 5500	$18,210,446

Amounts allocated to benefits payable to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid; however, the financial statements do not reduce assets until paid.

Supplemental Schedule

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

Plan Number: 006
EIN: 35-0472300

December 31, 2008

		(c)
		Description of Investment
	(b)	Including Maturity Date			(e)
	Identity of Issue, Borrower,	Rate of Interest,		(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value		Cost	Value

	Mutual fund accounts:
	Columbia Acorn Z	459,043.245	participation units	**	$ 8,129,656
*	Delaware Conservative Allocation I	113,085.607	participation units	**	878,675
*	Delaware Moderate Allocation I	302,589.806	participation units	**	2,423,744
*	Delaware Aggressive Allocation I	199,207.873	participation units	**	1,394,455
*	Delaware Mid Cap Value I	245,586.608	participation units	**	1,390,020
	Dodge & Cox International Stock	274,568.330	participation units	**	6,013,046
	American Fund Growth Fund of America R-5	422,607.570	participation units	**	8,638,099
	Harbor International Growth Institiutional	890,942.000	participation units	**	7,225,540
	Vanguard Institutional Index	119,468.046	participation units	**	9,860,893
	Vanguard Extended Market Index Institiutional	92,317.823	participation units	**	2,217,474
	Total mutual funds				48,171,602

	Other collective investment trust funds:
*	Delaware Large Cap Value Trust	781,119.037	participation units	**	6,858,225
*	Delaware International Equity Trust	10,413.875	participation units	**	56,860
*	Delaware Small Cap Growth Trust	605,693.008	participation units	**	4,148,997
*	Delaware Diversified Income Trust	773,847.545	participation units	**	8,164,092
*	Delaware Large Cap Growth Trust	492,325.027	participation units	**	3,835,212
	Total collective investment trust fund accounts				23,063,386

	Common stock:
*	Lincoln National Corporation	1,165,837.000	shares	**	21,964,369
	Lincoln Stable Value Account
	Investment contracts:
*	Lincoln Stable Value Account	4.95%	interest rate (annualized)	**	29,623,868

	Wilmington Trust Money Market Fund W Class	1,003,490.000	par value	**	1,003,490

	Participant loans	Various loans at interest rates
		varying from 4.25% to 10.25%
		Maturity through May 2027		–	3,572,337
					$ 127,399,052

* **	Indicates party-in-interest to the Plan. Indicates a participant-directed account. The cost disclosure is not required.

SIGNATURE

THE PLAN:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrator of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln National Life Insurance Company Agents’
Savings and Profit Sharing Plan

By: /s/ William David
Date: March 31, 2009	William David on behalf of The Lincoln National
Corporation Benefits Committee

EXHIBIT I

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-131943; Form S-1 No. 333-131947) pertaining to The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan of our report dated March 25, 2009, with respect to the financial statements and schedule of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 25, 2009